FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 28, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   January 29, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT AWARDED $1.1 MILLION IN IRISH DEPARTMENT OF DEFENCE CONTRACTS

Company strengthens position as full service end-to-end solution provider

Vancouver, British Columbia – January 29th, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has been awarded approximately $1.1 million in contracts by the Republic of Ireland’s Department of Defence (“DoD”) to provide satellite system equipment, satellite capacity, training and network services for the Irish Defence Forces’ peacekeeping mission to Chad.   All dollar amounts are expressed in Canadian dollars.

“These contract wins demonstrate our ability to leverage our core strengths as a satellite terminal provider to offer our customers a complete end-to-end solution,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.  “A fundamental component of our strategy is to drive growth by expanding our offering to include complementary value-added services.  Development of this capability deepens our relationships with our customers and improves our competitive position in new sales opportunities.”

Norsat’s hardware and service bundle will provide the Irish Defence Forces’ 400 troops, who will be part of a 3,700 member EU peacekeeping force, with all of the elements necessary to rapidly establish broadband communication in even the most remote areas of Chad.

Norsat recognized approximately half of the revenue from the contracts in the Company’s fourth quarter of fiscal 2007, with the remaining revenue to be recognized over the next twelve months.  The DoD has the option to renew the services portion of the agreement after one year.

For further information, contact:

Kristen Dickson
Investor Relations
The Equicom Group
Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.